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                            March 9, 2023

       Renee L. Wilm
       Chief Legal Officer & Chief Administrative Officer
       Atlanta Braves Holdings, Inc.
       12300 Liberty Boulevard
       Englewood, Colorado 80112

                                                        Re: Atlanta Braves
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            February 13, 2023
                                                            File No. 333-268922

       Dear Renee L. Wilm:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers, page 15

   1. We note your response to comment 2 regarding the number of votes and conversion rights of BATRA, BATRB and
BATRK. Here and in your Summary section, please prominently
                                                        describe the number of
votes per share to which each of New BATRA, New BATRB and
                                                        New BATRK is entitled,
as well as the circumstances or events in which the conversion of the various series of
shares are mandatory or optional, including any exceptions.
       Description of SplitCo's Business, page 140

   2. We note your response to comment 13 and reissue our comment in part. Please revise to summarize the material
terms (including any termination rights) of your lease agreement
 Renee L. Wilm
Atlanta Braves Holdings, Inc.
March 9, 2023
Page 2
         and file the agreement as an exhibit to the registration statement. Alternatively, please provide your analysis as to why you are not required to do so pursuant to Item
         601(b)(10)(ii)(B) of Regulation S-K. In this regard, we acknowledge your response that the payment obligations under this agreement are immaterial in amount. Please tell us, however, whether you are substantially dependent on this agreement to sell your products or services.
3. We note your response to comment 18 and reissue our comment in part. To the extent that you substantially depend on any particular agreements, please summarize their material terms and file such agreements as exhibits to the registration statement.
4. We note your response to comment 15 that "management expects players signed to long-
         term contracts with Braves to represent only a small portion of the Braves' active roster in any given year." To provide balanced disclosure, please also address the amounts due under such contracts. In this regard, we note your disclosure on page F-19 that as of
         September 30, 2022 the aggregate amounts due under such contracts was $912.4 million. To the extent that you deem your entry into long-term contracts with players as a material part of your business, please revise to disclose as such and include a more robust a discussion of the market demand and competitive conditions to secure such long-term contracts.
Splitco Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 170

5. We note your revised disclosure in response to comment 14 and reissue our comment in part. Please revise to describe why the metric is useful to investors, how management uses the metric, how you calculate the average number of attendees per regular season home game and if there are any estimates or assumptions underlying the metric or its calculation.
Strategies and Challenges, page 170

6. We note your response to comment 21. Please revise your disclosure to explain the impact of the expiration and entry into new long-term player contracts, as well as the signing of contracts with arbitration-eligible players, on your results of operations and/or liquidity. It appears the Braves player payroll will be significantly higher in 2023. Fan
       Graphs projects the Braves players' payroll, other payments due for former players, and
FirstName LastNameRenee L. Wilm
       estimated salaries for the Braves 40-man roster for purpose of the luxury tax payroll to be
Comapany    NameAtlanta
       approximately      Braves
                       $240       Holdings,
                             million         Inc. season. Refer to Item
303(b)(1)(i) and
                                     for the 2023
March 303(b)(2)(ii)
       9, 2023 Page of2 Regulation S-K.
FirstName LastName
 Renee L. Wilm
FirstName  LastNameRenee   L. Wilm
Atlanta Braves Holdings, Inc.
Comapany
March      NameAtlanta Braves Holdings, Inc.
       9, 2023
March3 9, 2023 Page 3
Page
FirstName LastName
       You may contact Robert Shapiro at 202-551-3273 or Adam Phippen at 202-551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Jennifer L pez Molina at 202-551-3792 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Brophy Christensen